SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of July, 2012
Commission File Number 001-14491

TIM PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

TIM PARTICIPAÇÕES S.A.
(Translation of Registrant's name into English)

Av. das Américas, 3434, Bloco 1, 7º andar – Parte
22640-102 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

TIM PARTICIPAÇÕES S.A.

NOTICE TO THE MARKET

TIM Participações SA ("Company") (BOVESPA: TIMP3, and NYSE: TSU), a company which controls directly TIM Celular SA and Intelig Telecom Ltda., and indirectly TIM Fiber SP Ltda. and TIM Fiber RJ SA, the Company brings to the attention of its shareholders and the general public that with reference to rumors about a possible restriction on the marketing of its services, is unaware of such an extreme measure, and the fundamentals of it.

 TIM announces that continues to invest about R$ 3 billion per year for the past four years (including 2012), almost all directed to infrastructure, above the average in the mobile market.

 The Company also states that has been fulfilling and strictly follows the guidelines of Anatel in terms of quality, which is an ongoing analysis by the agency with the operators. Moreover, TIM is developing a set of infrastructure projects to follow supporting its growth and capturing the opportunities offered by the Brazilian market, especially:

 • Metropolitan Network: expansion of its networks with leased lines exchange for own infrastructure of fiber optic cables in 12 cities of the country and microwave transmission;
 • Coverage: expansion of infrastructure access with growth of 3G coverage, increase the capacity of 2G and the begging of 4G the deployment;
 • Backbone: expansion long distance networks with fiber optic cables to complement the infrastructure (eg fiber optics in the Amazon);
 • Wi-Fi: installation of approximately 10mil hot-spots by the end of 2012.

 The Company emphasizes that quality is a constant theme in our interactions with Anatel and, accordingly, the operator works with the technical area to always offer the best service.

Rio de Janeiro, July 12nd 2012.

Rogério Tostes
Investor Relations Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM PARTICIPAÇÕES S.A.

Date: July 12, 2012	By:	/s/ Rogério Tostes

Name: Rogério Tostes
Title: IRO

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.